

March 24, 2016

VIA E-MAIL

David P. Glatz, Esq.
Stradley Ronon Stevens & Young, LLP
191 North Wacker Drive, Suite 1601
Chicago, IL 60606

Re:     Nuveen High Income December 2019 Target Term Fund
        File Nos: 333-209703 and 811-23141

Dear Mr. Glatz:

On February 25, 2016, you filed an initial registration statement on Form N-2 on behalf of the Nuveen High Income December 2019 Target Term Fund (the "Fund"). We have given the registration statement a selective review. Based on our review, we have the following comments.

General

1.  We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on the financial statements and exhibits added in any pre-effective amendments.

2.  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

3.  Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Registration Statement Cover Page

4.  Please confirm supplementally that the "Amount Being Registered" in the "Calculation of Registration Fee under the Securities Act of 1933" table (as such table may be revised in a pre-effective amendment) includes all shares that may be issued pursuant to the Underwriters' over-allotment option.

PROSPECTUS

Prospectus Summary – Investment Policies, pages 3-5

5.  The Summary states that during temporary defensive and other specified periods, the Fund may deviate from its investment objectives and invest up to 100% of its Managed Assets in short-term cash equivalents, including high quality, short-term securities.  Please reconcile the disclosure throughout the registration statement (pages 5, 26, and 36 of the prospectus and pages 4 and 29 of the Statement of Additional Information ("SAI")) to clarify whether the Fund may invest:

    a)  up to 100% of its *net assets* or its *Managed Assets*;

    b)  in short-, intermediate-, or long-term U.S. Treasury securities; and

    c)  in cash and cash equivalents.

6.  Please confirm supplementally that derivative instruments will be valued at market/fair value rather than notional value for purposes of calculating compliance with the Fund's 80% policy.

Portfolio Composition and Other Information – Derivatives, pages 32-36

7.  The prospectus disclosure indicates that the Fund may use credit default swaps. Please confirm supplementally that if the Fund will write credit default swaps, it will segregate the full notional value of the swaps to cover such obligations.

8.  The prospectus disclosure states that the Fund may engage in total return swaps.  If so, an appropriate amount of segregated assets must be set aside.  *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission fairly recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  *See* Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

SAI

Investment Restrictions, page 5

9.    The Fund seeks to carve out lenders and other financial intermediaries from the term
      "issuer" for purposes of the Fund's concentration policy.  Assets allocated to any loan
      participation or bank loan where the Fund does not assume a contractual lending
      relationship with the borrower under the loan should be considered as being invested in the
      industry of the financial intermediary as well as in the industry of the borrower. *See*
      Pilgrim Prime Rate Trust (pub. avail. June 29, 1989).  Please revise the policy accordingly.

Subadviser, pages 48-49

10.   Please provide the information regarding the other accounts managed by the portfolio
      managers as of the most recent practicable date. *See* Instruction 1 to Item 21.1. of Form
      N-2.

                              *        *        *        *

        Responses to this letter should be made in a letter to me filed on Edgar and in the form of
a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no
change will be made in the filing in response to a comment, please indicate this fact in the letter
to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities
laws in connection with the preparation and distribution of a preliminary prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require to make an informed decision.  Since the Fund and its management are in possession of
all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the Fund from its full responsibility for the
       adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, both the Fund and its underwriter must request acceleration of the effective date of the registration statement. We will consider a written request for acceleration as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel